Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank Participates in Visa Restructuring

    TORONTO, Oct. 3 /CNW/ - Scotiabank today announced that as a result of participating in the Visa global restructuring, it will receive shares in Visa
Inc. and expects to record a gain in the fourth quarter ending October 31,
2007. Visa Inc. was formed as a result of a reorganization of Visa Canada,
Visa USA and Visa International.
    The amount of the gain will be determined later in the month following an independent valuation of these shares and the finalization of Scotiabank's ownership percentage in Visa Inc., as at the restructuring date.
    Scotiabank will release its fourth quarter and year-end results on
December 6, 2007.

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With almost 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $408 billion in assets (as at July 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Frank Switzer at (416) 866-7238/
    (BNS. BNS)

CO:  Scotiabank

CNW 16:41e 03-OCT-07